SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of The Securities Exchange Act of 1934

                                (Final Amendment)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (Name of Issuer)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Michelle Rhee, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000

                                 March 25, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

   ----------------------------------------------------------------------
   Transaction Value:   $21,000,000(a)  Amount of Filing Fee  $825.30 (b)
   ----------------------------------------------------------------------

(a)      Calculated  as  the  aggregate   maximum  purchase  price  for  limited
         liability company interests.

(b)      Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $825.30 (b)
         Form or Registration No.: Schedule TO-I, Registration No. 005-79366 Filing Party: BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
         Date Filed:  March 25, 2008

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /      third-party tender offer subject to Rule 14d-1.

/x/      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") that BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") originally filed with the Securities and Exchange Commission on March 25, 2008 in connection with the Fund's offer (the "Offer") to purchase limited liability company interests ("Interests") in the Fund in an amount up to $21,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 25, 2008.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

          1.      The Offer expired at 12:00 midnight, Eastern Time, on April
                  25, 2008.

          2. Investors validly tendered an aggregate amount of $10,040,931.29 in Interests (valued as of March 31, 2008) and did not withdraw these tenders before the expiration of the Offer. The Fund accepted these validly tendered Interests for purchase, and paid for those Interests by issuing promissory notes, in accordance with the terms of the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     BACAP ALTERNATIVE
                                                     MULTI-STRATEGY FUND, LLC

                                                     By: /s/ David R. Bailin
                                                     -----------------------
                                                     Name:  David R. Bailin
                                                     Title:  President


Dated:  May 2, 2008